SEC File No. 82-34751

Elementis plc

SUPPL

Documents Furnished Under Cover of Letter Dated June 16, 2006

Number	Document Description	Document Number	Date of Document
1.	Regulatory News Service Notice (LSE)	7095E	June 16, 2006
2.	Companies House Notice – Return of Allotment of Shares	88(2)	June 15, 2006
3.	Companies House Notice – Return of Allotment of Shares	88(2)	June 8, 2006
4.	Companies House Notice – Return of Allotment of Shares	88(2)	June 8, 2006
5.	Companies House Notice – Return of Allotment of Shares	88(2)	June 8, 2006
6.	Companies House Notice – Return of Allotment of Shares	88(2)	June 2, 2006
7.	Companies House Notice – Return of Allotment of Shares	88(2)	June 2, 2006
8.	Companies House Notice – Return of Allotment of Shares	88(2)	June 2, 2006


06014705

RNS Number:7095E
Elementis PLC
16 June 2006

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the issuer

Elementis plc ('Elementis')

2. Details of whether the notification relates to:

(i) a transaction required to be notified in accordance with DR 3.1.2R or

(ii) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

The acquisition and disposal of shares in Elementis (as detailed below) are hereby notified pursuant to (i) above on behalf of Hanover I Fund LP and Hanover I Master Fund LP as transactions conducted on their own account and pursuant to (ii) above by Matthew Peacock.

3. Name of person discharging managerial responsibilities/director

Matthew Peacock.

4. The notification relates to the following person or persons connected with a person discharging managerial responsibilities/director named in 3:

Hanover I Fund LP;

Hanover I Master Fund LP.

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

The notification is in respect of the holdings of the persons referred to in 4.

above.

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

Ordinary shares

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

Vidacos Nominees Limited - 7,346,929 - held on behalf of Hanover I Fund LP and Hanover I Master Fund LP (after the acquisition and disposal as detailed below).

8 Nature of the transactions

Acquisition of 235,585 shares by Vidacos Nominees Limited on behalf of Hanover I Fund LP (as detailed below).

Disposal of 235,585 shares by Vidacos Nominees Limited on behalf of Hanover I Master Fund LP (as detailed below).

9. Number of shares, debentures or financial instruments relating to shares acquired

235,585 by Vidacos Nominees Limited on behalf of Hanover I Fund LP on 9 June 2006.

10. Percentage of issued class acquired (excluding treasury shares of that class)

0.05% by Vidacos Nominees Limited on behalf of Hanover I Fund LP on 9 June 2006.

11. Number of shares, debentures or financial instruments relating to shares disposed

235,585 by Vidacos Nominees Limited on behalf of Hanover I Master Fund LP on 9 June 2006.

12. Percentage of issued class disposed (excluding treasury shares of that class)

0.05% by Vidacos Nominees Limited on behalf of Hanover I Master Fund LP on 9

June 2006.

13. Price per share or value of transactions

80.5p in relation to acquisition on 9 June 2006

80.5p in relation to disposal on 9 June 2006

14. Date and place of transactions

Acquisition by Vidacos Nominees Limited on behalf of Hanover I Fund LP:

* 9 June 2006, London

Disposal by Vidacos Nominees Limited on behalf of Hanover I Master Fund LP:

* 9 June 2006, London

15. Total holding following notification and total percentage holding following notification (excluding any treasury shares):

1. Matthew Peacock is interested in the following Elementis shares pursuant to section 324 of the Companies Act 1985 - 7,346,929 (1.67%).

2. Vidacos Nominees Limited - 7,346,929 (1.67%), of which 3,364,460 (0.77%) on behalf of Hanover I Fund LP and 3,982,469 (0.91%) on behalf of Hanover I Master Fund LP.

16. Date issuer informed of transaction

15 June 2006

END
RDSEAFKKFEEKEFE

sent to LSE 15/6.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

RECEIVED

2006 JUN 27 P 1:55

OFFICE OF INTERNATIONAL CORPORATE FINANCE

88(2)

Return of Allotment of Share

CHFP083

Company Number: 3299608

Company name in full: ELEMENTIS PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From			To		
Day	Month	Year	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	30,454		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	20.48p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mrs Denise Duckett Address 5 Coe Spur, Slough, Berkshire. UK Postcode SL1 9JL	Class of shares allotted Ordinary	Number allotted 11,997
Name Mr Mark Fascia Address 240 Surbiton Road, Stockton-on-Tees, Cleveland. UK Postcode TS19 7SF	Class of shares allotted Ordinary	Number allotted 18,457
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **30,454**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed  **Date** 15 June 2006

~~A director /~~ secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Ms Gladys Williams)
10 Albemarle Street
London
W1S 4BL

Tel: Fax:

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 3299608

Company name in full: ELEMENTIS PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	9,910	1,495	
Nominal value of each share	5p	5p	
Amount (if any) paid or due on each share (including any share premium)	78.32p	44.12p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Pershing Keen Nominees Limited	Class of shares allotted	Number allotted
Address	Capstan House, One Clove Crescent, East India Dock, London.	Ordinary	6,463
UK Postcode	E14 2BH		
Name	Mr David Adams	Class of shares allotted	Number allotted
Address	53 Chesham Road, Norton, Stocton-on-Tees, Cleveland.	Ordinary	1,495
UK Postcode	TS20 2SH		
Name	Mr Anthony Stephen Marchant	Class of shares allotted	Number allotted
Address	12 Quebec Road, Hartburn Village, Stockton-on-Tees, Cleveland.	Ordinary	3,447
UK Postcode	TS18 5DX		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**11,405**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed [signature] **Date** 8/6/06

A director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Kathryn Silverwood)
10 Albemarle Street
London
W1S 4BL

Tel: Fax:

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 3299608

Company name in full: ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	99,717		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	24.75p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Pershing Keen Nominees Limited Crest ID: 601 Designation: HGCF Address Capstan House, One Clove Crescent East India Dock London UK Postcode E14 2BH	Ordinary	99,717
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	99,717

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  **Date** 15 June 2006

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC/RW/9204 Tel: 01903 833208
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFP083

Company Number: 3299608

Company name in full: ELEMENTIS PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	8,919	4,238	
Nominal value of each share	5p	5p	
Amount (if any) paid or due on each share *(including any share premium)*	21.92p	44.12p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Roy Stockton	Class of shares allotted	Number allotted
Address	11 Osbourne Road, Oxbridge, Stockton-on-Tees, Cleveland.	Ordinary	13,157
UK Postcode	TS18 4DJ		
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**13,157**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]



Signed ______________________ Date 8/6/06

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Ms Gladys Williams)
10 Albemarle Street
London
W1S 4BL

Tel: Fax:

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2006 JUN 27 P 1:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number: 3299608

Company name in full: ELEMENTIS PLC

1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	13,378	9,044	5,221
Nominal value of each share	5p	5p	5p
Amount (if any) paid or due on each share *(including any share premium)*	21.92p	20.48p	23.20p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mr Kevin Brownless Address: 14 Elsdon Street, Oxbridge, STOCKTON-ON-TEES UK Postcode: TS18 4BD	Class of shares allotted Ordinary	Number allotted 13,378
Name: Mrs Angela Mary Butler Address: 24 Sidney Road, Staines, Middlesex. UK Postcode: TW18 4LX	Class of shares allotted Ordinary	Number allotted 9,044
Name: Mr Ian Revell Address: 8 Conrad Gardens, North Grays, Essex. UK Postcode: RM16 2TN	Class of shares allotted Ordinary	Number allotted 5,221
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **27,643**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]



Signed _______________ **Date** 6.6.06

A director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Ms Gladys Williams)
10 Albemarle Street
London
W1S 4BL

Tel: Fax:

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2006 JUN 27 P 1:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number 3299608

Company name in full ELEMENTIS PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	15,877	2,747	
Nominal value of each share	5p	5p	
Amount (if any) paid or due on each share *(including any share premium)*	25p	46.54p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

Companies house receipt date barcode

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Greenwood Nominees Limited Desig:-NONCFM / Part ID:-142GW Address 20 Moorgate LONDON UK Postcode EC2R 6DA	Class of shares allotted Ordinary	Number allotted 2,747
Name Ms Colleen Johnson Address 4242 Gulfbreeze 606 Corpus Christi TX 78402 USA	Class of shares allotted Ordinary	Number allotted 15,877
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted 18,624

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed  Date 15 June 2006

~~A director~~ / secretary / ~~administrator / administrative receiver~~ / receiver manager / ~~receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

LLOYDS TSB REGISTRARS THE CAUSEWAY
WORTHING WEST SUSSEX BN99 6DA
ESP-EXEC./RW/9119 Tel: 01903 833393
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2006 JUN 27 P 1:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number	3299608
Company name in full	ELEMENTIS PLC
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	02	06	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	358,975		
Nominal value of each share	5p		
Amount (if any) paid or due on each share *(including any share premium)*	20.48p		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Companies house receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Pershing Keen Nominees Limited	Class of shares allotted	Number allotted
Address	Capstan House, One Clove Crescent, East India Dock, London.	Ordinary	90,065
UK Postcode	E14 2BH		
Name		Class of shares allotted	Number allotted
Address	**SEE ATTACHED SCHEDULE**	Ordinary	268,910
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address			
UK Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**358,975**
UK Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : 1



Signed ______________________ **Date** 6.6.06

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Elementis plc (Ms Gladys Williams)
10 Albemarle Street
London
W1S 4BL

Tel: Fax:

DX number DX exchange

Title	Forename(s)	Surname	Address						Shares Allotted
MISS	HELEN ANN	ALPROVICH	22 PINE STREET	WALDRIDGE VILLAGE	CHESTER LE STREET	CO DURHAM		DH2 3SF	4614
MRS	JULIE ANN	BAINBRIDGE	9 BRUNEL WAY	DARLINGTON	CO DURHAM			DL1 1DX	5537
MRS	LYNN	BLACK	34 PINEWOOD PLACE	BLACKBURN	WEST LOTHIAN			EH47 7NY	27685
MR	STEVEN ROY	BRYAN	26 BUTTERFIELD DR	EAGLESCLIFFE	STOCKTON ON TEES			TS16 OEL	9228
MR	MARTIN	COATES	10 ROECLIFFE GROVE	STOCKTON-ON-TEES	CLEVELAND			TS19 8JU	7382
MR	DAVID	CURRY	13 BRENTFORD ROAD	NORTON	STOCKTON ON TEES			TS20 2DW	18457
MR	DAMIAN JOSEPH	DALY	71 LEONARD ROPNER DRIVE	HARTBURN DALE	FAIRFIELD	STOCKTON ON TEES		TS19 7QQ	14765
MR	LESLIE	FAIL	2 SYDNEY GARDENS	DELVES LANE	CONSETT	CO DURHAM		DH8 7EP	3691
MRS	JANICE	GARDNER	49 BUTTERFIELD DRIVE	EAGLESCLIFFE	STOCKTON ON TEES			TS16 OEZ	3691
MR	COLIN	HARRINGTON	7 HARTON AVE	BILLINGHAM	STOCKTON ON TEES			TS22 5DH	9228
MR	TERENCE	HARRISON	21 GOSFORTH AVENUE	REDCAR	CLEVELAND			TS10 3LL	18457
MRS	JUDITH ANNE	HARRISON	34 BRECON CRESCENT	INGLEBY BARWICK	STOCKTON ON TEES			TS17 5DA	3691
MRS	NICHOLA	HILL	13 HEYTHROP DRIVE	GUISBOROUGH	CLEVELAND			TS14 7BT	8674
MISS	JOANNE	HUNTER	3 BLACK DIAMOND WAY	EAGLESCLIFFE	STOCKTON ON TEES			TS16 OSE	18457
MR	MARK	JACKSON	16 BRONABER CLOSE	INGLEBY BARWICK	STOCKTON ON TEES			TS17 5HR	9228
MRS	CHRISTINE	JOPLING	3 JASMINE TERRACE	FELL BANK	BIRTLEY	CHESTER LE STREET	CO DURHAM	DH3 1RW	5537
MR	JACK	LAWSON	4 NORTH KILMENY CRESCENT	WISHAW	LANARKSHIRE			ML2 8SG	7382
MR	JOHN	MARSHALL	18 KIPLING GROVE	FAIRFIELD	STOCKTON ON TEES			TS19 7QT	3691
MR	BRIAN	MCDAVID	34 PINEWOOD PLACE	BLACKBURN	WEST LOTHIAN			EH47 7NY	5537
MR	STEPHEN	ROPER	15 OAKFIELD CLOSE	EAGLESCLIFFE	STOCKTON ON TEES			TS16 0HP	9228
MRS	JILLIAN MICHELE	STEWART	12 WOODLAND WAY	LONG NEWTON	STOCKTON ON TEES			TS21 1DJ	14765
MR	IAN GEORGE	WALLIS	5 FREDERICK STREET SOUTH	MEADOWFIELD	DURHAM			DH7 8LZ	18457
MR	MARK	WATSON	4 BYLANDS GROVE	FAIRFIELD	STOCKTON ON TEES			TS19 7BG	18457
MR	RUSSELL EDWARD	WHITEHEAD	2 CHALDRON WAY	KINGSMEAD	EAGLESCLIFFE	STOCKTON ON TEES		TS16 OSB	18457
MR	EDWARD GLEN	WILSON	45 CROFT ROAD	EAGLESCLIFFE	STOCKTON ON TEES			TS16 ODY	4614
								TOTAL	**268910**